SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 2, 2002

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: April 2, 2002 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the year ended December 31, 2002.	4

EXHIBIT A

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001

INDEX

Annual report

Report of Independent Accountant

Balance Sheets

Income Statements

Statements of Changes in Shareholders` Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, B, C, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company`s bylaws, we submit for your consideration the documentation related to the Company`s financial statements for the eleventh fiscal year, ended on December 31, 2002.

MACROECONOMIC CONTEXT

Year 2002 implied from the beginning a material change of the economic background in which MetroGAS activity was developing. The strong economic and political crisis broken out in December 2001, with successive changes of President, gave way to a significant break of the current rules. The Federal Government declared default to sovereign debt payment. After that, on January 6, Law 25,561 for Public Emergency and Exchange Regime Reform - "Emergency Law" was passed.

The end of Convertibility, the pesification and frozen tariffs, and the beginning of contracts renegotiation are the most significant facts affecting all utilities services, and they are the ones to set the new rules.

The sudden abandonment of convertibility, and the consequent rapid peso devaluation, brought about a new break in the patterns ruling the economic and financial activity of the last years. On February 2002, through a decree, pesification of debts contracted with entities of the Argentine financial system denominated in US Dollars or other foreign currencies was established, which debts were later converted into different parities to creditors and debtors ($1,4 versus $1 per dollar).

In this context of strong crisis at financial, economic and social levels, the Peso continued in a deep depreciation process, by reaching -at the end of March- values near 4 pesos per dollar. Therefore, loans taken by the companies during the decade of the 90` to finance their growth became impossible to be paid in the terms agreed, thus risking almost the whole national productive force.

The financial system experienced also the hard crisis due to lost deposits and capital flight - that were partially contained through measures tending to deposits freezing, at the expenses of losing savers` confidence - and the excessive growth of loans given to public organisations (Nation, provinces and municipalities), aggravated by the declaration of default to sovereign debt payment and the spread of quasi-currencies.

Moreover, asymmetric pesification caused a serious problem due to the unbalance presented between US dollars` denominated deposits and loans, the difference of which was offset through the issuance of a new obligation of the Argentine State. The subjection of property rights seriously eroded the legal safety and consequently the possibility of counting on voluntary private capitalisation at financial entities.

The hard consequences of this combination of facts are verified when making a balance of how economy developed in 2002. Structurally, the level of Domestic Gross Product (GDP) of the year was similar to the one of 1993, the consumption was similar to 1992, and Investment was similar to 1989, even though hyperinflation and social outburst - which were foreseeable at the beginning of the year -, were avoided. It is worth mentioning that these years were very bad for the Argentine economy. 2002 year-end shows that the economic activity was stabilised and stopped dropping; DGP closes with a drop of about 11%, with two negative semesters but with different magnitude -15% the first one and -7% the second one.

After a peso devaluation of 240% that implied a devaluation of the Argentine currency of 70%, yearly wholesale inflation was 119%, retail inflation was 41%, as a consequence of a contractive monetary policy in the first semester with a focus on reserves sale, in a context of deep recession. However, in the second semester, issuance was higher since Central Bank of Argentina (Banco Central de la Republica Argentina) started buying quite continuously dollars originated in the commercial surplus, besides financing to banks the gradual release of deposits.

It is important to highlight that it was possible to maintain a retail inflation of 41% due to lack of recovery of salary purchasing power and to the deep recession context in which the country economy is immersed, to which the impossibility found by utilities to recompose although partially their tariffs was added -even though this incidence is much lower (incidence of gas, electricity and water together in the Consumer Price Index is only 4,1%).

As regards tax situation, two well-differentiated periods are observed. During the first months, income was torn down, but in the second semester the important increase of amounts withheld to exports, together with the nominal freezing of expenses determined that the year ended with a primary surplus of 0.7% GDP.

Merval index also recorded a drop in the first semester and a recovery in the second one, with a positive yearly balance of 16% over inflation, but 53% below its value in dollars before devaluation.

In this context, it is imperative and urgent to face the crisis causes having political, institutional and cultural roots, in order to recover confidence and build a program for national reconstruction from proposals that may obtain the necessary political support to its implementation. All expectations are focused in the new government resulting from the next elections that will receive an economy with great distortions of relative prices.

LICENCE CONTRACT RENEGOTIATION

The Emergency Law affected the legal background valid for concession or licence contracts of utilities services.

The main provisions of the Law having an impact on the original contract entered into with the Federal Government and which modify express provisions of Law 24,076 (the Gas Law) are the following: pesification of tariffs originally fixed in convertible dollars at the exchange rate set forth in the Convertibility Law (Law 23,928) and the prohibition of tariff adjustments based on any foreign indexes, thereby preventing application of the international index specified in the Regulatory Framework (US Producer Price Index -PPI-), and the unilateral decision of renegotiating the licence granted to the Company in 1992.

Moreover, the above-mentioned law established the beginning of a contracts renegotiation process for utilities granted by the National Executive Power without detriment to the fact that the utilities services must go on complying with all their obligations. The process began during the first quarter of 2002, and the National Executive Power set on February 12, 2002 decree N.370 through which said renegotiation was commended to the Ministry of Economy and on February 22, 2002, decree No. 370 was passed, through which the participants of the Commission for Contracts Renegotiation of Public Services and Works (Renegotiation Commission) were appointed.

In compliance with the dispositions of Resolution ME N.20/02, that approved procedure regulations for utilities services contracts renegotiation, on March 21, 2002, the Renegotiation Commission handed out the Procedures Guide for the Gas Distribution Activity through which, information that should be presented by the Licensees was established.

Within the term established, through deliveries made on April 9 and 16, 2002, MetroGAS presented all documentation required by the Guides and on April 17 an oral presentation was made to the Renegotiation Commission, summarising the main impacts of the Emergency Law upon MetroGAS activity and suggesting several criteria for its initial mitigation and further compensation.

In successive deliveries made on May 3 and on May 31, 2002, without request or duty in between, additional information about costs evolution of materials necessary for the system operation was presented, as well as new simulations of the economic-financial model, with the consideration of actual data as at March and new inflation and exchange rate forecasts.

Additionally, a note was submitted to the Ministry of Economy, so that they should consider the possibility of adopting some measures, basically for taxes, that might help the Company improve their short-term funds generation.

At the end of July, the Renegotiation Commission requested the presentation of a "supported requirement" for an "urgent tariffs adjustment" that should be submitted to public survey according to regulations in force.

On August 16, 2002, the information requested was presented, which was not objected by the Renegotiation Commission. The latter called to a Public Hearing for September 26, 2002 to deal with the requests for tariffs increase made by the Gas Distribution Sector.

On September 24 the Justice suspended the public hearings anticipated where utilities services tariffs should be updated, (both for gas and for the other sectors), by upholding an Interim Order promoted by the Ombudsman of Buenos Aires and the Forum for Users and Consumers Defence Associations.

Because of the suspension by the justice of the process established to discuss a short-term tariff adjustment, and pursuant to the fact that the Gas Law continues to be in force, on October 11, 2002, MetroGAS presented to ENARGAS a formal request for calling to a Public hearing to review the tariffs in force based on "justified and objective" circumstances of costs variance, as established by Article 46 of said law.

For the companies` request to be heard, and because of a previously set disposition at the emergency framework, it was requested that Ministry of Economy should formally authorise the ENARGAS to start-up said process. Through resolution 487/2002 the Ministry of Economy exempted ENARGAS from restrictions included in the Resolution N.38/2002 of the Ministry of Economy, in order to carry out tariff modification processes according to Article 46 of the Gas Law.

Consequently, ENARGAS called to a Public Hearing for November 18, which was not carried out since on November 14, Public Hearings in order to define the tariffs adjustments for gas and electricity utilities were suspended. At that moment, the court in charge upheld an extension of the interim order previously promoted, requested by the Ombudsman of Buenos Aires and the Forum for Users and Consumers Defence Associations.

Due to this new suspension of a Public Hearing on gas tariffs, on December 3, the National Executive Power issued Decree N.2,347, approving "temporary" tariffs for gas and electricity "until the contractual renegotiation process may conclude". The new tariffs introduced the denominated "social tariff" excluding low-income residential customers (in the case of MetroGAS, lower than 500 m3/year) in this initial adjustment. Some days later, said decree was suspended by the justice, due to two interim orders presented by the Buenos Aires Ombudsman and the National Ombudsman.

As a consequence of adverse resolutions from the justice banning during 2002 the possibility of partially recompose utilities tariffs, in January 2003 - through Decree N.120/03 (Public bulletin "B.O." 01/24/2003) - it was established that National Executive Power will, temporally and until contracts renegotiations for utilities concessions and licences in accordance with articles 8 and 9 of the Emergency Law is concluded, state reviews, adjustments or tariff modifications for said contracts, in order to guarantee users the continuity, safety and quality of services.

Likewise, through Decree N.146/03 (Public bulletin "B.O." 01/30/2003), the National Executive Power states a "temporary" tariff increase for gas and electric power services as from its issuance date, the increase percentages of which and areas benefited by the "social tariff" are equal to those established in Decree N.2,437/02.

At the moment this Annual Report has been prepared, we are aware that different Consumers Organizations and Ombudsmen, have requested to the judiciary the suspension of increased tariffs stated by Decree N.146/03, and the unconstitutionality of Decree N.120/03. The interim order required by the City of Buenos Aires Ombudsman was rejected by a judge. The outcome of the other requests is still unknown.

Other remarkable facts of the process were the ones set by Decrees N.1,090, 1,834 and 1,839. Decree 1,090/02 prescribes that all claims due to utilities breach of contract, either by the Licensor or the Licensee, shall be part of the renegotiation process and that Licensees making claims out of this process will be automatically excluded from it. Moreover, it establishes that Licensees shall keep the service quality established in the respective contracts. Decree 1,834/02 sets that, in order to ensure the service continuity and quality, the sole presentation in Bankruptcy Proceedings or Request for Bankruptcy will not give way to rescission of Concession or License Contracts, and Decree 1,839/02 extends for 120 working days from the original maturity date, the term for the Ministry of Economy to raise to the National Executive Power proposals for renegotiation of contracts reached by article 8 of the Emergency Law. The Ministry of Economy may extend said term in 60 additional working days, provided renegotiation discussions might demand it.

In December 2002, the phase known as "Phase III" of the renegotiation process was initiated - with six months of delay- consisting of discussion/negotiation, based on the information presented in Phase II, and there was an expectation to start a new process for "public survey", ending approximately in March 2003.

MetroGAS considers that is not justifiable by any means that out of the twenty four (24) months fixed by article 1 of Law 25,561 for the duration of "emergency" half the period has been consumed, and the most critical one due to the effect of the initial impact, and that the National Government has not taken any step to help improving the generation of funds in the Company, to overcome this emergency. It is clear that the process faced by the current authorities, will in no way allow the re-composition of the license contract or the re-establishment of its economic and financial equilibrium, nor offset or repair of damage done to investors and License, therefore the core solution shall be dealt with the national administration that will take office on May 25, 2003.

COMPANY PROFILE

MetroGAS is the largest gas distribution Company in Argentina in terms of distributed gas volumes and number of customers. The Company distributes approximately 25.3% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatisation of Gas del Estado in late 1992 and currently has over 1.9 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

Natural gas consumption in Argentina has trebled since 1980. In that year, consumption was approximately 9.3 billion cubic meters and in 2002 it increased to over 28.5 billion cubic meters (*). This increase reflects energy substitution by end users, an abundant supply of natural gas; relatively low prices compared to other energy sources and increased capacity of major gas pipelines. The Company believes that the demand for natural gas will grow in proportion to the growth of Argentina`s economy.

Furthermore, Argentina has an 11,472-kilometer-long network of high-pressure pipelines with capacity for transporting approximately 108 million cubic meters per day. It should be noted that Latin American countries have begun to develop a pipeline network in order to meet growing demand in the region.

Argentina`s proven gas reserves arise to 763.5 billion cubic meters (**), with 17 years supply guaranteed. Most of these reserves have been discovered as a result of oil exploration activities. There are 19 known sedimentary basins in the country, ten of which are fully on-shore; three are off-shore and six are both on- and off-shore. Production is concentrated in five basins: the Northwest basin in Northern Argentina, the Neuquén and Cuyo basins in central Argentina and the Gulf of San Jorge and Austral basins in the south of Argentina. In 2002 (***), estimated annual production of natural gas reached almost 45.8 billion cubic meters, mainly from the Neuquén basin. Approximately 58.1% of the gas purchased by MetroGAS during 2002 came from the Neuquén basin and the remaining 41.9% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information supplied by the National Gas Regulatory Authority (ENARGAS) - October 2001/September 2002 Quarterly Report.

(**) According to the latest available information supplied by the Secretariat of Energy - Reserves proved and to be proved of oil and natural gas dated December 2001.

(***) According to the latest available information supplied by the Energy and Mining Secretariat - December 2002 Monthly Bulletin.

DESCRIPTION OF OPERATIONS

Supply and Transportation of Gas

During 2002 the Company continued managing and exercising, when recommendable, the existing options on contracts for the purchase of natural gas, in order to adjust the contracted volumes to the demand for natural gas, optimize the service offered to customers and encourage the intensive use of gas in multiple applications.

The Company keeps on purchasing in the spot market, and since 1999 it has taken advantage of Executive Order 1,020, under which, depending on the purchase price and on the basin prices published by ENARGAS, it shares with customers 50% of the profit or loss resulting from differences in such prices.

The Emergency Law and its regulatory orders contain provisions dealing with private contracts existing as of the time of its passage that had been entered into in foreign currency or contained clauses providing for adjustments in foreign currency. The Law converts all obligations into pesos at a $1 per US$1 parity and provides for application of a Benchmark Stabilization Coefficient (CER) to them. Should the obligations become too burdensome and the parties are unable to reach agreement, the matter may be referred to court so that an equitable value may be fixed. Obligations arising after the passage of the Law may not be subject to adjustment clauses.

MetroGAS natural gas purchase contracts have the above characteristics. Although negotiations with gas producers have begun, it is not yet possible to predict their outcome.

Contracted firm transportation capacity up to the Buenos Aires City gate was 22.4 MMCM per day as from June 2001. Contracted firm transportation capacity up to Bahía Blanca, which is used to recover calorific power after the by-product obtainment process was 0.40 MMCM per day as from June 2000.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services, which include natural gas transportation, although it is not as yet possible to assess their impact.

Customers and Market

The Company`s main business aims are to consolidate and increase current business levels and to increase the Company`s share in the energy consumption pattern of our customers (electric power generation, industrial use of gas and use of compressed natural gas (CNG) as fuel in public transport and private vehicles).

MetroGAS sales and earnings are highly sensitive to weather conditions. The demand for natural gas is, and accordingly, MetroGAS sales and profits are, significantly higher during the winter months (from May to September).

Set forth below is a summary of the Company`s Income Statements for each quarter of the fiscal years ending on December 31, 2002 and 2001, which reflect the seasonal variations in sales and earnings levels of MetroGAS during the course of the fiscal year.
	2002 (thousand pesos) (*)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	219,707	168,769	214,356	116,460	719,292
Gross profit	31,472	53,452	55,029	8,214	148,167
Operating (loss) income	(17,375)	20,292	17,332	(23,992)	(3,743)
(Loss) Income before tax	(1,652,314)	736,466	184,338	46,020	(685,490)
Net (loss) income	(1,074,437)	361,170	177,502	46,332	(489,433)

	2001 (thousand pesos) (*)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	259,021	416,685	473,202	289,375	1,438,283
Gross profit	47,259	134,755	152,928	68,592	403,534
Operating income	7,634	89,756	105,813	23,684	226,887
(Loss) Income before tax	(7,092)	77,176	91,726	7,292	169,102
Ordinary (loss) income	(5,058)	49,707	59,183	4.199	108.031
Net (loss) income	(5,058)	49,707	59,183	(43,154)	60,678

(*) Figures adjusted for inflation as of December 31, 2002.

As mentioned above, MetroGAS provides distribution services to over 1.9 million customers within its service area, of whom approximately 69% are in Buenos Aires City. A partial census taken by the Argentine Government in 1991 showed that 77% of the households within the MetroGAS service area were connected to the distribution system (95% within Buenos Aires City).

Sales to residential customers in 2002 and 2001 totalled 30.1% and 28.1%, respectively, of the Company`s total sales volume and approximately 60.7 % and 61.5% of the Company`s net sales.

Despite the lower average temperatures recorded during the winter period 2002 regarding 2001, a reduction in gas consumption on the part of residential customers regarding the previous year was recorded, as a consequence of the lower consumption per capita.

MetroGAS relies, to a considerable extent, on sales to power plants to maintain high utilization of its firm transportation capacity (load factor), especially during the warmer months of low residential demand. MetroGAS` power plant customers hold 34.2% of the wholesale electric market of Argentina.

Since 1993, power plants have begun implementing an investment program, which involves the replacement of generating units by new combined-cycle technologies with a much lower generation cost.

Combined-cycle turbines have a lower specific demand for natural gas. The effect of the lower volume required by such customers will be offset by the increased activity level of these plants, due to their greater energy-dispatching capacity as a result of lower marginal costs.

This is a major technological leap in the electricity generation sector. Argentina thus becomes one of the countries with the lower electricity cost in the wholesale electricity market. It should be highlighted that Central Costanera, Central Puerto and Central Dock Sud plants, customers of the Company, are three of the electricity providers for the interconnection of the Argentine Network and the Brazilian Electric Network.

As a result of the program, the following combined-cycle plants are operating within the Company`s service area: Buenos Aires (since 1995), Costanera (since 1999), Puerto (since 1999) and Dock Sud (since March 2001). Moreover, A.E.S. Paraná launched its combined-cycle plant to the market during November 2001. MetroGAS provides transportation to the marketer serving the plant, thus improving utilization of its transportation capacity.

During 2002, the deep economic recession set a strong decreased electric power demand that together with rainfall level contribution affected gas consumption at termoelectric Power Plants.

In 2002 and 2001, sales of gas and transportation and distribution services to power plants accounted for 36.4% and 42.4%, respectively of the total volume delivered by the Company. It is important to highlight that in a highly competitive energy market, these values totalled approximately 7.7% and 9.3%, respectively of the Company`s net sales during such years.

Sales of gas and transportation and distribution services to industrial, commercial and governmental customers accounted for approximately 21.1% and 19.7% of the Company`s sales volume and approximately 19.8% and 19.6% of its net sales during 2002 and 2001, respectively.

During 2002, all contracts with industrial customers due to expire during the year, which accounted for approximately 85% of the agreements in force, were successfully renewed.

Likewise, in spite of the recessive context the Company continued its efforts also focused on finding energy solutions based on natural gas, especially distributed generation (electric energy generation through natural gas) and fuel maker (CNG use for self-elevators).

Compressed Natural Gas market represented approximately 9.2% and 8.1% of the Company`s sales volume and 9.1% and 8.2% of the Company`s net sales during 2002 and 2001, respectively. In the light vehicle and small utility vehicle segments have experienced an important drop, CNG sale continues its growing trend both at MetroGAS area and in the rest of the country. This effect is the result of the price difference that has increased in favour of CNG regarding petrol and gasoil. Despite the fact that during 2002 an important increase has been experienced in the cost of conversion equipment, the monthly number of equipment installed was kept at the highest levels that could have been recorded since the beginning of MetroGAS operations.

MetroGAS implemented an agreement with one of the leader companies in sales and installation of conversion equipment, in order to promote quality products at competitive prices for their customers owners of small vehicles. Within the same segment, car assembly plants have increased the offer of CNG equipped vehicles, and there is a set of initiatives in the market tending to convert CNG automobiles originally equipped with gasoil propelled engines.

As regards heavy-duty transport and in order to promote CNG in this segment, MetroGAS faced the construction of CNG propelled bus. It will be used to allow Transportation companies and government organisations to evaluate the advantages of using CNG, which will encourage demand of this kind of vehicles in the future.

During 2002, no significant variances in customers` base was observed, except for CNG filling stations, which increased at a higher level than in previous years.

The past due accounts` level was influenced both by the economic situation and the social situation, which affected efficiency in actions for supply interruption. The main actions to control past due accounts were focused on negotiation and flexibility to reach payment agreements with customers.

The Operation of the Distribution System

The crisis broken out at the end of last year strongly conditioned operating activities in the Company. In first place, MetroGAS was forced to suspend the investment anticipated in expansion and reinforcement of distribution system (K factor works and the Pipeline to reinforce MetroGAS service area) and to deeply review its maintenance strategy in order to ensure the safety and reliability of supply in the short-term.

Such measures, added to an uncertain price scenario, defined the imperative need to implement an important contracts renegotiation process for materials and services supply.

Moreover, as part of a search for alternatives of optimised costs, different initiatives have been implemented. The development of local suppliers for the substitution of imported materials and the replacement of third parties services which that have been made by own personnel assigned to processes suspended or restructured, which situation forced the re-training and re-allocation of part of the Company`s headcount.

The operating phase, already altered by the scenario anticipated, became even more complex in view of the important increase of physical insecurity and thefts in the street of company`s assets, at levels that had been unknown up to that moment.

MetroGAS, despite this discouraging scenario, making its best effort to preserve a safe and reliable service, has been able to go through the year exhibiting satisfactory technical indicators. To a great extent, these efforts were possible thanks to the benefits given by investments made in previous years such as: main pipes and services renewal; regulation; mains reinforcement and cathodic protection among others.

The combination of advanced technology implementation -as the profiling system at regulating stations- and of the mentioned pipes and system services replacements, made possible the improvement in its operation performance keeping at the same time the supply pressure levels required.

As for system corrective maintenance, more than 4,500 domicile services and 13,000 meters have been replaced, among other actions devised to keep system short-term maintenance.

Emergencies assistance recorded claims totalling 57,100, out of which about 12,700 were classified by the Company as highly prior. They were answered in situ within 2 hours and the

97,1 % within the hour in which it was received, thus improving the mark of 96,6% achieved in the previous year.

Finally, the coordination and execution of more than 300,000 operations in supply cut and reconnection contributed to the control of past due accounts level and illegal deeds.

Capital investments

In order to mitigate the crisis impact on MetroGAS financial position, the Company has optimised its capital investments, reducing them to levels such that business continuity and supply of a safe service may be assured in the short term. The information detailed of these investments is included in Exhibit "A" at financial statements.

The total amount of capital investments made by MetroGAS during its first ten years of operation, adjusted for inflation as of December 31, 2002 amounts to $ 1,168 million approximately.

Customer Service

Regarding the change in the social and economic conditions as a consequence of the crisis that began at the end of 2001, MetroGAS worked based on three main focuses, which were:

  Making it easy for customers to pay through different payment forms.

  Decompressing the customers access to commercial offices, originated by the offer of a higher variety of payment forms both for bills and payment of past due accounts.

  Reinforcing safety aspects linked to customers, employees and facilities.

In this context, from the end of 2001 bills payment at commercial offices may be done with new payment forms; since June 2002 the automated payment form by phone is operating and new channels for debt notice payment have been incorporated.

On accompanying also the costs rationalisation faced by the Company, different actions related to contractors and suppliers were made, and they allowed to: reduce the increased costs in paper and imported materials for printing and finishing contracts; contain or reduce increased rents related to commercial offices; and contain and or reduce cost of commissions for collections made at financial entities, credit cards and non-financial collecting entities.

According to the new guidelines of the environment, a complete review of the past due accounts process is being done, from a commercial, regulatory and economic and financial point of view, that may help re-designing activities included therein; as well as the process of measurement equipment assignment to customers and detection of failures in measurement, which is a relevant activity in the measurement, reading and billing process.

As for the compliance with quality standards fixed by ENARGAS for 2002, MetroGAS continued working and adapting procedures and processes to the new and demanding standards ruling yearly and are adjusted regarding a reduced permitted tolerance. Therefore, a sector was created to centralise claims for customers and is in charge of analysing the main causes as well as for the resolution and answer to customer.

Human Resources

In order to align the area management to the circumstances imposed by the economic and social situation in the country, new criteria were adopted in resources assignment and priorities settlement for Human Resources administration.

With a view to soften negative consequences of different kind, a preliminary analysis was made in order to prove the existence of areas that could require headcount redefinition. As from here, a process of temporary reassignments of personnel with transference to areas of higher added value was initiated. At the same time, suspension of new personnel incorporation was decided, as well as the non-increased job positions within the company structure, and suspension of replacements due to licences of any kind.

Thus, reassignment of an important number of people that could strengthen their contribution value in other areas of the business. On the other hand, it meant an effective use of social business role in search of guaranteeing the global labour stability.

At the same time, through training, costs optimisation was taken to an extreme with the implementation of activities exclusively with internal instructors, even in technologic areas where external trainers were traditionally hired before. On the other hand, there was contribution with costs optimisation through the replacement of the quarterly published internal magazine, with frequent disclosures in billboards, increased number of meetings at Breakfasts of management with personnel and support of monthly meeting of cascade communication at all levels.

Technical Training Centre kept its presence in the market -despite the uncertain context- giving support to other national and foreign companies with training activities in gas through programmed offer or specially contracted activities.

Company`s Headcount was kept unchanged during the year, totalling 1005 employees as of December 31, 2002.

Through the Emergency Law, employees dismissals were conditioned, up to March 20, 2003, to double payment for compensation established in the Labour Contract Law.

Despite the incidence generated by chronic diseases, average absenteeism was kept according the forecast.

As from July, Federal Government decreed the payment of a non-remunerative assignment for alimentary purposes of $100 monthly for unionised workers working for a company. This increase will be optional for non-unionised personnel and was in force until December 31, 2002. MetroGAS paid this assignment to all unionised and non-unionised personnel whose salary and fixed benefits amount to a monthly value equal or inferior to $ 2,260, for reasons of internal equity. From December 2002 onwards, payment for the amount of $100 was extended to all non-unionised personnel, Managers and Directors remaining excluded from this benefit.

Regarding safety, systems and devices to improve access control at Headquarters and Operating Centres have been implemented. Besides, there was an increased security at Commercial Offices and a procedure about steps to follow was prepared by Company`s personnel in view of limit situations characterised by demonstrations directed to privatised utilities.

In order to reinforce the Company`s adherence to Safety at Work guidelines, to review our knowledge about rules and procedures and to assume an active role in the matter, a corporate safety campaign was put into practice, by communications to all areas through reminding objects for personnel and specific messages for each task.

During the whole year only two accidents with lost working days occurred, thus a significant reduced LTIF (Index of Lost Working Days per million hours worked) at a value of 0.53. Thus, a constant reduction of labour accidents has been kept with an outstanding performance within gas industry.

MetroGAS due to its continuous safety, health and environment policies was awarded the prize Chairman`s Award 2002, granted by BG to their subsidiaries, with:

  a 1st prize for the significant Contribution to Environment in acknowledgement to the Management of Greenhouse Effects Gas Emissions;

  a mention due to Improved Safety and Health Development in acknowledgement of the Continuous reduced Vehicular Accidents a mention due to the Significant Contribution to Health and Safety in acknowledgement of the Health Promotion Program.

Finance

Due to the aforementioned economic situation, with pesified and frozen tariffs as from the Emergency Law validity, in a process of strongly devaluated peso, and with no credit possibility at domestic and international financial markets, on March 25th, 2002, MetroGAS announced suspension of interest and capital payment to all their foreign creditors.

In said announcement it was explained to all foreign creditors that due to the situation described, MetroGAS priority was focused on the handling of the available resources to guarantee the Company`s operation and continue with the supply of services anticipated in the License. Once an agreement with the Government is reached within the contracts renegotiation initiated, it is MetroGAS intention to offer their financial creditors a plan for debt restructuring. From said moment onwards, J.P Morgan Securities Inc. has been contracted as financial advisor as well as legal advisors under the Argentine Law, and from the state of New York so that they could assist the Company in this process.

During July, the Company decided to anticipatedly finish an agreement to purchase Euros at future price, that had been timely contracted to guarantee value in dollars of Series B issued in Euros. Funds obtained were totally applied to a partial payment of interests of the total financial debt. It helped showing Company`s willingness to pay from the, thus guaranteeing an equal treatment to all financial creditors, that in this way obtained their interests accrued up to April 30, 2002.

Additionally, during October, it was decided to apply funds generated in the period to a new payment to financial creditors, thus cancelling the totality of interests accrued as of September 30, 2002.

At any moment, it was the Company`s intention to maintain a proactive communication with its creditors in order to keep them up to date with operations evolution, and the licence renegotiation process with the National Government that it is expected to set the basis to offer financial debt restructuring.

During the year, financial operation was focused on a strict control and management of funds. MetroGAS made actions tending to a strict control of disbursements; a purchase sub-committee was constituted to evaluate and negotiate any price adjustment in contracts in force; and mechanisms of follow-up and collection control were established. These actions helped the compliance with all payments originated at MetroGAS operations, necessary investments and fiscal liabilities.

Thus and considering the context in which the activity was developed (reduced investments and costs to a minimum in order to attend operation in the short term, but not resulting sustainable in the long term; non payment of all interests accrued due to debts contracted; non payment of financial debts capital maturity; etc.), MetroGAS was able to self-finance their working capital needs, while they could finish the year with funds that will allow financing seasonal needs for the beginning of 2003.

Relationship with Regulating Authority

ENARGAS passed resolution N.2,611 approving as provisional and valid as from May 1 and up to June 30, 2002, the tariffs corresponding to MetroGAS gas distribution service, expressed in pesos. Prices approved corresponded to values of gas price at wellhead of the same period of year 2001. Later, ENARGAS passed Resolution N.2,653 extending the validity of these tariffs for one more month, until July 31. Finally, through Resolution N.2,691 they ratified the validity of the same values as from August 1. All these resolutions were refuted by MetroGAS, and they are pending of resolution.

ENARGAS through Resolution N.2,700, dated August 16, 2002, authorised, as from July 1, 2002, the transference to tariff of tax on banking transactions for transportation and distribution companies.

Five-Year Tariffs Review

The Distribution Licence provides for a Tariff Review to be conducted every five years. The first Tariff Review established the tariff structure that would apply from January 1, 1998 to December 31, 2002 based on a calculation of the Efficiency Factor (Factor X) and of the Investment Factor (Factor K).

The Second Five-Year Tariff Review, that should define the tariff structure valid as from January 1, 2003, was being developed within the terms anticipated in the Regulatory Framework, at the moment Emergency Law was sanctioned on January 6, 2002.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the Second Five-Year Tariffs Review until the renegotiation process provided for in Section 9 of the Emergency Law was conducted.

As to date, the moment in which the Five-Year tariff Review will be re-initiated is unknown, which will also depend, besides, on the new conditions that may emerge from the Contracts Renegotiation Process.

Institutional Relationships Management

2002 has been a very difficult year for the Company. Negative effects produced upon pesification and tariffs freezing have deepened the impact of the incipient break of contracts produced after PPI tariff adjustments suspension.

Within this context, it was necessary to have an active management of Institutional Relationships in order to be able to transmit to the different public some messages that could pave the way for renegotiation contracts. Therefore, MetroGAS, -both individually or through the Association of Utilities in Argentina -ADESPA- and the Association of Gas Distributors - ADIGAS- participated in an active plan for external communication and institutional relationships the composition of which included both government officers, legislators and opinion makers and journalists.

Thus, through strengthening and consolidation of institutional links, the Company sought to communicate the need to restore and respect the legal aspect, to re-establish predictability at business development, and to recover confidence, without transmitting that the tariff required is the one ensuring the service continuity and quality, all this in order to strive for MetroGAS` best image, in the future.

Evolution of the Company`s image

Even though MetroGAS institutional management was satisfactory, generalisation on the part of the community about a negative global perception on utilities produced lower results at opinion surveys conducted by Centro de Estudios Nueva Mayoría, in November 2002. However, percentages of positive image obtained by MetroGAS have continued to be the highest among privatised companies: 79% at Public Opinion and 78,5% among Opinion Leaders.

Community Action

Despite restrictions caused by the cut budget, through MetroGAS foundation, this year, basic programs oriented to children`s health assistance, culture and environment preservation could be carried out. The program "El Museo Quinquela visita a los niños" (Quinquela Museum visits children) implemented in 2001 continued during this year, this program allows those children hospitalised at several Municipal Hospitals of the City of Buenos Aires to access to cultural programs. Some computer equipment was given away to Hospitals of the City of Buenos Aires and Buenos Aires Suburbs that work with children`s health and to educational institutions.

Besides, it continued to take responsibility for Benito Quinquela Martín square in la Boca as regards its upkeep and cleaning.

COMPOSITION OF THE CAPITAL STOCK

The Capital Stock as of December 31, 2002 consisted of 569,171,208 common shares of three classes: Class A, Class B and Class C, each having a par value of one peso and entitling holders to one vote per share.

Classes of outstanding shares	Subscribed, registered and paid-in capital Thousands of $

Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of December 31, 2002	569,171

All Class A shares, representing 51% of the Company`s capital stock, are owned by Gas Argentino S.A. (GASA) and their transfer is subject to the approval of the regulatory authority.

Class B shares represent 39% of the Company`s capital stock. Of such shares, 19% has been owned by GASA since the privatization of Gas del Estado. The remaining 20% of Class B shares was sold by means of a public offering and is owned by approximately 930 investors.

Class C shares, which represent 10% of the capital stock, were earmarked at the time of privatization for the Employee Stock Ownership Plan (Programa de Propiedad Participada), to benefit the employees of Gas del Estado who were transferred to MetroGas and continued to be employees of the Company as of July 31, 1993, and who decided to participate in the PPP.

INCOME ALLOCATION PROPOSAL

The Company`s Board of Directors suggests as follows:

Approval of Charges against 2002 Earnings:

Thousand $

Board of Directors` Fees 30

Company`s Board of Directors proposes that Shareholders Meeting keep at Non-Assigned Profit and Loss the net loss of the year ended on December 31, 2002, that amounted to $ 489,433.

Due to the net loss as of December 31, 2002, and since there is no income coming from previous years, it is not possible to propose a distribution.

Acknowledgement

The Board of Directors would like to express its deep appreciation to the Company`s personnel for its efforts and for the spirit of co-operation it showed in 2002, as well as to its customers, suppliers and financial creditors for their support and for their confidence in MetroGAS.

Buenos Aires, February 27, 2003

William Harvey Adamson

Presiden

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

MetroGAS S.A.

  We have audited the balance sheets of MetroGAS S.A. as of December 31, 2002 and 2001, the related income statements, and the statements of changes in shareholders` equity and of cash flows for the years then ended, and the complementary notes and exhibits. These financial statements are the responsibility of the Company`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the financial statements, mainly the suspension of the original tariff updating regime, affect the Company`s economic and financial equation, generating uncertainty as to the future development of its business and the Company`s ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company is negotiating the contract terms with its main suppliers to adapt them to the new economic and regulatory context in which it operates.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, according to its understanding of the outcome of the renegotiation processes mentioned in point 3. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  As explained in Note 9 to the financial statements, the impact of the devaluation of the Argentine peso on the Company`s financial debt in foreign currency and the circumstances mentioned in point 3. have resulted in the Company failing to pay principal and interest corresponding to various financial obligations as from March 25, 2002, giving rise to an event of default under the terms of the Global Negotiable Obligations Program. As a result of that event of default, once having obtained certain majorities, the financial creditors could require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable. As of December 31, 2002, those balances are shown in the financial statements as current and non-current financial debt in accordance with the original contract terms. Management is analyzing an overall plan for the restructuring of its financial liabilities with its financial advisors.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in the above paragraphs raise substantial doubt about the Company`s ability to continue as a going concern. The accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  In our opinion, except for the effects of not classifying the long-term portion of the debt in default discussed in point 5. under current liabilities as required by accounting principles generally accepted in Argentina; and subject to the effect of possible adjustments and reclassifications on the financial statements that might be required for the resolution of the situations described in paragraphs 3., 4. and 6., the financial statements of MetroGAS S.A. present fairly, in all material respects, its financial position at December 31, 2002 and 2001, the results of its operations, the changes in its shareholders` equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

February 27 , 2003

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Buenos Aires

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

Fiscal years No. 11 and 10 commenced January 1, 2002 and 2001

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders` Extraordinary Meeting held on February 3, 1993

Approved by Shareholders` Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders` Extraordinary Meeting held on June 29, 1994

Approved by Shareholders` Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders` Extraordinary Meeting held on February 7, 1996

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of December 31, 2002

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of $

Ordinary certified shares of $ 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of December 31, 2002	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders` Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders` Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9566, Corporations Book 115, Volume A	124,306
Capitalization of the capital adjustment approved by the Shareholders` Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of December 31, 2002	569,171

William Harvey Adamson
President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - THE COMPANY`S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a local gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

The Argentine Government, by Executive Decree No. 2,459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions.

The conditions under which the Company develops its activity and its regulatory framework have been significantly modified according to Note 2.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY`S ECONOMIC AND FINANCIAL SITUATION

Argentina is in a complex economic situation, the main indicators of which are high internal and external indebtedness, high interest rates, a significant reduction in the amount of deposits, a country risk premium that has reached levels that exceed the usual averages, and an economic recession which is already over four years old. This situation has led to a significant fall in demand for goods and services and a significant rise in unemployment levels. On the other hand, the Federal Government`s ability to meet its obligations and the possibility of getting credit facilities from banks have suffered the impact of the current situation.

Since December 3, 2001, a number of measures were adopted with a view to restricting the free availability and circulation of cash as well as the transfer of funds to other countries. The Government subsequently declared the suspension of foreign debt service payments.

On January 6, 2002, following a political crisis which had led to the resignation of two presidents, the government passed Law 25,561 (the Public Emergency and Exchange Regime Reform Law -"The Emergency Law"-), which brought profound changes in the economic structure that had existed until then and modified the Convertibility Law that had been in force since March 1991. Subsequently, the Government announced new economic measures, which were implemented through Executive Order No. 214 (Financial system restructuring) of February 3, 2002 and Executive Order No. 260 (Exchange Regime) of February 8, 2002, which introduced some substantial modifications to certain measures that had been adopted through the Emergency Law. These executive orders are being supplemented by regulations issued by different control agencies, some of which may still be pending approval as of the date of submission of these financial statements.

Moreover, on April 24, 2002, the National Government entered into an agreement with the provinces governments that, in addition to other changes in the administration of the Nation, would set the basis for new measures not fully issued or applicable yet.

The following are some of the measures adopted by the Government, which are still in force as of the date of approval of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, Executive Order No. 260 (Exchange regime) was issued, providing that as from February 11, 2002, there would be a single free exchange market that would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Argentine Central Bank requirements.

Foreign currency-denominated financial debts with Argentine financial institutions

Executive Order No. 214 provides that debts denominated in US dollars or other foreign currencies owed to Argentine financial system institutions were converted into pesos at a rate of $1 per US$1 or the equivalent amount in a different currency. The amount debt is subject to a benchmark stabilization coefficient ("CER") and interest rate as from February 3, 2002. As of December 31, 2002, the financial debt of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for price adjustments in dollars or other foreign currencies, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms will no longer be in effect; a one peso/one US dollar exchange rate is fixed for tariffs; the Law further provides for the renegotiation of public utility contracts and specifies that these provisions will not prevent companies from normally complying with their obligations. The Executive Branch of Government is authorized to renegotiate public service contracts taking account of the following: (a) The impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of the services and the investment programs, contractually provided for; (c) the interest of users, as well as service access conditions; (d) the safety of the systems involved and (e) company profitability.

Based on the mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001, that the Company had booked based on its prevailing rights arisen from the license basic rules and from the agreement signed with the Government and ratified by an Executive Order, which guaranteed collection through the adjustment of future tariff, has been affected (see Note 8.3).

On February 12, 2002, the Executive Branch of Government issued Executive Order No. 293, which entrusted the Economy Ministry with the renegotiation of contracts with public utility companies and creates a Committee for the Renegotiation of Contracts for Public Works and Services, the members of which were appointed by Executive Order No. 370 of February 22, 2002; including a consumer representative. This Committee will provide advice and assistance to the Economy Ministry, which must submit a renegotiation proposal or termination recommendation to the Executive within 120 days as from the effective date of Executive Order No. 293, for subsequent submission to the competent bicameral committees of Congress.

The process of the renegotiation of the license started formally on March 21, 2002, date in which the Committee distributed the guides for renegotiation approved by the Economy Ministry to the Natural Gas transportation and distribution companies. On April 9 and 16, 2002, MetroGAS filed before the Committee the information required in the mentioned guides, making a detailed reserve of the Company and its investors rights. On April 17, 2002, MetroGAS performed its oral presentation, as stated in the guides for renegotiation, before such Committee.

This renegotiation process and therefore the 120 days original term, has been affected by a court order dated May 16, 2002 preventing the Committee for the Renegotiation from taking any decision until they submit to the consumers` representative, copy of the documentation filed by the companies and allow him to participate in the meetings in which technical matters are discussed. The Ministry of Economy has appealed this order. Also, the Executive Branch of Government established that any and all claims for breach of the concession contracts that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this resolution by administrative proceedings. Resolution No. 308, published on August 16, set forth that regulatory and enforcement authorities with jurisdiction over public utilities license agreements continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Ministry of Economy to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged this resolution by administrative proceedings.

Executive Order No. 1834 was published on September 17 and has a validity period equivalent to the Public Emergency period, i.e. until December 31, 2003. Such Decree provides that the filing for reorganization proceedings or of a petition in bankruptcy by the Companies involved in the renegotiation process shall not lead to termination of the license or concession agreements executed with the National Government.

Executive Order No. 1839, also published on September 17 to be effective as from expiration of the period established by Executive Order No. 293, sets forth a 120-business day extension of the term for the Ministry of Economy to submit the proposals for contract renegotiation to the Executive Branch.

The Ministry of Economy convened a public hearing to be held on September 26, 2002, to discuss the emergency rate adjustments requested by the Gas Transportation and Distribution Companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and some consumer organizations, a federal trial administrative court issued a precautionary measure ordering the suspension of the public hearings that had been convened within the framework of the renegotiation process for the sole purpose of considering an emergency rate adjustment. Such public hearings will remain suspended until they have been included in the overall renegotiation process. The Argentine Government, defendant in this action, has filed an appeal against the precautionary measure.

While MetroGAS is still a participant in the renegotiation process provided for by the Emergency Law, it has resorted to the power granted by section 46 of the Regulatory Framework (Law 24,076) to Licensee companies of demanding from the ENARGAS (Law 24,076) an emergency extraordinary adjustment on the basis of "objective and justified circumstances", as an interim measure until the emergency period is over. The legal basis of such request is that such Law, which has full force and effect and has not been amended, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS has convened all transmission and distribution licensee companies to a public hearing to be held on November 18 which was not carried out since an Interim Order was passed by Buenos Aires Ombudsman and some Associations for Consumers.

On December 3, 2002, The National Executive Power passed Decree N.2,437 re-adapting provisionally gas and electric power utilities tariffs, which was complemented by a Resolution from ENARGAS.

Despite all this, on December 10, 2002, a judge granted an Interim Order requested by Buenos Aires Ombudsman ordering suspension of the effects of Decree N.2,437 for users of Buenos Aires. Later, on December 12, 2002, another Interim Order requested by the Nation Ombudsman was granted in another court, ordering the suspension of the above-mentioned Decree at national level.

On January 24, 2003 through Decree N.120 the National Executive Power established that will, provisionally and until contracts re-negotiations for utilities concessions and licences anticipated in articles 8 and 9 of Law N.25,561 state reviews, adjustments or tariff modifications, in order to guarantee users the continuity, safety and quality of services.

Likewise, on January 30, 2003 through Decree N.146, the National Executive Power states a "provisional" tariff increase for gas and electric power services as from its disclosure date, the increase percentages of which and areas benefited by the "social tariff" are equal to those established in Decree N.2,437/02.

At the moment this Financial Statements have been prepared, we are aware that different Consumers Associations and Ombudsmen, have requested to the judiciary the suspension of increased tariffs stated by Decree N.146/03, and the unconstitutionality of Decree N.120/03. The interim order required by the City of Buenos Aires Ombudsman was rejected by a judge. The outcome of the other requests is still unknown

As regards Renegotiation Process, MetroGAS is participating in Phase II anticipated in Resolution ME 20/2002.

As of the date of the issuance of these financial statements it is not possible to predict the final results of the renegotiation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law also contains provisions governing contracts between private parties existing as of the effective date of the Law and providing for payment in foreign currencies or for foreign currency adjustment clauses. In this regard, the Law provides for conversion into pesos of all obligations, at an exchange rate of $1 per US$1, applying the CER to them. Should the obligations become too burdensome and the parties fail to reach agreement, the matter may be referred to the courts in order for an equitable value to be established. Obligations arising after the passing of the law may not be subject to adjustment clauses.

The Company has entered into contracts of this type, being the most important ones those corresponding to the purchase of natural gas, which are essential in order to provide the licensed service. Although negotiations with gas producers have begun, as of the date of approval of these financial statements it is not possible to predict their outcome.

Deferral of the exchange losses deduction for income tax purposes

Net losses originated from the application of $1.4 = U$S 1 exchange rates to foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law are only deductible for income tax purposes by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Law. The deferred income tax assets generated as a result of the mentioned treatment are registered in the financial statements as of December 31, 2002 as stated in Note 3.2.f).

Recognition of the effects of inflation

In accordance with Resolution No. 3/2002 from the City Professional Counsel of Economic Science ("CPCECABA") and General Resolution No. 415 from the Comisión Nacional de Valores ("CNV"), the accompanying financial statements include the effects at variations in the purchasing power of the currency in accordance with Technical Resolution No. 6 from the Argentine Federation of Professional Councils of Economic Science ("FACPCE") since January 1st, 2002 (See Note 3.1.).

Impact on the Company`s financial and economic position

The provisions of the Emergency Law modify Regulatory Framework rules applicable to the transportation and distribution of natural gas, in principle the ones providing for tariffs to be calculated in US dollars and stated in pesos and including an adjustment by reference to international indexes.

The participation of MetroGAS in the utility contracts renegotiation process provided for in the Emergency Law involves an agreement to preserve the life of the contracts, with a view to maintaining, the originally agreed conditions, both as regards form and substance.

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Federal Law 24,076 and its regulation) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This was based on a currency board system, dollar-denominated rates and adjustments made by applying international market indicators.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, which has led to a legal uncertainty that it makes it impossible for the Company to invest and carry on its business. Remedying this goes well beyond the scope of the renegotiation process.

Normalizing the contract requires that the fundamental guidelines of the Regulatory Framework and the International Bidding be respected, under which investors decided to take part in the privatization process.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9.1).

The circumstances above described, have been considered by MetroGAS Management in performing the significant accounting estimations included in these financial statements corresponding to the recoverable value of non - current assets. Accordingly, Company Management periodically performs economic and financial projections based on alternative scenarios that considers macroeconomic, financial, market and regulatory. Based on the facts above mentioned, Management has considered in preparing the projections tariffs changes and adjustments to the Company operating costs to recompose its economic and financial equation. Actual results could differ from those estimates.

The Company`s action plan

The Company`s management is currently implementing an action plan in order to reverse the major impact of the scenario on the results of the Company`s operations. Some of the main steps under way include the following:

  To begin the review process in connection with the renegotiation of License agreements;

  To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of legal, economic and financial exposure and to determine the action plan for renegotiating and adjusting contracts to the reality of the economy;

  To undertake a plan for reducing investments and expenses without thereby affecting normal and reliable gas supply;

  To ensure business continuity by means of a strict financial control, in order to adjust financial expenditure to the actual availability of funds, until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible tax use of tax losses arising out of the impact on the Company`s results;

  To retain international financial advisors to develop a comprehensive plan to restructure all of the Company`s financial indebtedness (see Note 9.1.).

The impact of the set of measures adopted by the Government on the Company`s financial statements as of December 31, 2002, has been calculated on the basis of assessments and estimations made by MetroGAS management as of the date of preparation of these statements. Actual future results could differ from the assessments and estimations made as of the date of preparation of these financial statements and such differences could be significant. Consequently, the Company`s financial statements cannot state all adjustments that could result from these conditions. On the other hand, at present it is not possible to predict neither the evolution of the Argentine economy, the outcome of the License Renegotiations process and the renegotiation of contracts denominated in US dollars including financial debt, nor their consequences on the Company`s financial and economic position. Accordingly, any decisions to be made on the basis of these financial statements should take account of the effects of these measures as well as their future evolution, and the financial statements should be read in light of such uncertain circumstances.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL

RESOLUTION N.368 OF THE CNV

The financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the CNV.

In accordance with Resolution No. 392 of the CNV, as from the current year, the Company has recognized the devaluation of the argentine peso in the item Financing and holding results in the Income Statements as of December 31, 2002.

The exchange losses generated as of December 31, 2002 as a consequence of the devaluation of the argentine peso amounted to $ 464,515 thousand.

3.1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002 financial statements should be expressed in constant Argentine pesos and restated for inflation since January 1, 2002. For this purpose, FACPCE Resolution No. 6 has been adopted, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period as from that date to December 31, 2001, will be considered restated as at this last date.

Balances as of December 31, 2001, disclosed in these financial statements for comparative purposes have been restated for inflation as of December 31, 2002.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for the year amounted to 119% in accordance to the mentioned index.

3.2. Valuation criteria

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash, investments, trade and other receivables and liabilities

Amounts in Argentine pesos without principal adjustment clauses have been valued at nominal value, which include accrued interest through the end of each year, if applicable.

Amounts in Argentine pesos, with CER adjustment clause have been valued applying CER adjustment clause since February 3, 2002 on the corresponding nominal values, including accrued interest through the end of each year, if applicable.

Amounts in foreign currency have been valued at nominal value converted at year-end exchange rates, except for:

  Financial debts in foreign currency owed to Argentine financial system institutions which have been converted into pesos at a rate of $1 per US$1 (see Note 2), including accrued interest, if applicable; and

  Accounts payables in foreign currency that are under renegotiation and have been converted into pesos at a rate of $1 per US$1.

Trade receivables include accrued but unbilled services as of the end of each year. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company`s estimates of collections.

Treasury bills issued by Buenos Aires Province named "Patacones" and bills issued to cancel Province obligations named "Lecops" have been valued at nominal value (see Note 5).

The National Government bonds named "BODEN" have been valued at market value at December 31, 2002.

b) Inventories

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system. Those values do not differ significantly from replacement costs at December 31, 2002 and 2001.

c) Fixed assets

For fixed assets received at the time of the granting of the License, their original value has been based on the global transfer value defined in the Transfer Agreement, which was the equivalent of the shareholders` contributions and the liabilities transferred.

Based on the special work performed by independent experts, the global original value mentioned above has been assigned to the transferred assets based on their respective fair value. The remaining useful life has been determined based on the years of service estimated by the Company according to the type, current condition and renewal and maintenance programs of the assets.

Assets acquired or constructed after the granting of the License have been valued at their acquisition cost restated on constant Argentine pesos as described in Note 3.1., except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalized the net cost of external financing of construction work in "Fixed assets" until such construction is ready to be put into service. As mentioned in Note 9, the capitalized interest during the years ended December 31, 2002 and 2001 amounted to $ 3,952 thousand and $ 7,433 thousand, respectively.

The Company capitalized during the periods ended December 31, 2002 and 2001 $ 5,077 thousand and $ 12,796 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

Pipeline gas inventories have been valued at their respective replacement costs.

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system. Those values do not differ significantly from replacement costs at December 31, 2002 and 2001.

Aggregate fixed assets value does not exceed its recoverable value.

d) Intangible assets

Intangible assets represent costs related to the issuance of debt pursuant to the Medium-Term Note Program, which amortization was estimated in accordance with the debt maturity of the corresponding series and certain projects related to future income generation, which amortization was estimated over a three-year term.

e) Severance indemnities

Severance indemnities are expensed when paid.

f) Income tax

Until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002 fiscal year, income tax has been recorded under the deferred income tax method.

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2002 a valuation allowance against these deferred tax assets.

Consequently, income tax charge for the current year has been determined as follows:

Thousands of $
Deferred income tax assets related to loss carryforwards for the period	300,367
Other deferred income tax assets	55,940
Subtotal	356,307
Valuation allowance (Exhibit E)	(155,208)
Deferred income tax liabilities	(5,812)
Taxes payable	770
Income tax	196,057

The financial statements as of December 31, 2001, included for comparative purposes, have been adjusted retroactively considering the mentioned change. Consequently, previously informed net income for the period and retained earnings as of that date increased by $1,354 thousand and diminished $17,075 thousand, respectively.

The Law N.25,063 established minimum presumed income tax for the term of ten fiscal years as of the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax, in one fiscal year, the amount in excess would be taken as advanced payment of the income tax over the minimum presumed income tax for the following ten years. Consequently, the minimum presumed income tax at year end is disclosed as "Other receivables".

g) Shareholders` equity accounts

These accounts have been restated on a constant Argentine peso basis as mentioned in Note 3.1., except for the "Capital stock" account which has been maintained at its original amount. The adjustment required since January 1, 2002 has been disclosed under "Adjustment to capital stock" account.

h) Recognition of revenues

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

i) Income Statements accounts

These accounts have been restated in constant Argentine pesos as of the end of each year, as follows:

  Accounts accumulating monetary transactions throughout the year (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in year-end constant Argentine pesos, applying to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each year`s inflation on such inventories and have been disclosed in the Income Statements as "Financing and holding results from assets".

  Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation".

3.3. (Losses) and Earnings per share

Losses and earnings per share were calculated on the basis of weighted average shares outstanding at December 31, 2002 and 2001, which amounted to 569,171,208.

3.4. Financial instruments

As of December 31, 2001 the Company used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. This instrument, as stated in Note 9.1., corresponded to future foreign currency purchase agreement. The corresponding amounts payable are accrued in "Current financial debt" and the related charges are included in "Financial and holding results". As of December 31, 2002 the Company has cancelled the above-mentioned instrument.

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading purposes.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

December 31	
	2002	2001 (*)
	Thousands of $	
Assets		
Current assets		
a) Cash and banks		
Cash	121	107
Banks	83,160	9,697
Collections to be deposited	3,089	6,049
	86,370	15,853
b) Investments		
Government Securities (Exhibit C)	1,664	663
	1,664	663
c) Trade receivables		
Trade accounts receivable	116,050	273,962
Unbilled revenues	34,237	78,779
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,312	5,951
Easements to be recovered	1,295	13,581
Patagonia Subsidy	1,180	-
Tax on banking transactions to be recovered	8,808	-
Allowance for doubtful accounts (Exhibit E)	(59,897)	(71,402)
	104,985	300,871
d) Other receivables		
Other advances	1,635	13,141
Take-or-pay to be recovered	2,564	27,962
Other receivables	1,300	1,516
Insurance and other prepaid expenses	3,546	995
	9,045	43,614
e) Inventories		
Materials to be disposed	15,649	-
Warehouse materials	2,207	2,493
Allowance for inventory obsolescence (Exhibit E)	(457)	(982)
	17,399	1,511
Non-current assets		
f) Trade receivables		
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	5,242	16,695
Easements to be recovered	-	7,422
	5,242	24,117
g) Other receivables		
Deferred income tax assets	188,098	-
Receivables for dividends distributed in advance	2,443	-
Receivables for dividends distributed in advance with affiliate companies (Note 6 a))	5,701	-
Receivables for minimum presumed income tax	9,500	-
Sundry	425	-
	206,167	-

(*) Certain charges have been modified as describe in notes 3.1. and 3.2.f).

NOTE 5 - BREAKDOWN OF DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables breakdown are as follows:

As of December 31, 2002, investments corresponded to "Patacones", which accrue an annual interest rate of 7% and the Company has recorded these investments at their par value as they are used to cancel taxes payable and other liabilities with suppliers; "Lecops" which do not accrue interest; and "BODEN" which accrued an annual interest rate of 1.86%. Pursuant to the terms of the License, in the case of invoices for services not paid on their due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATE COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company`s capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino who as of December 31, 2002 are as follows: British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%) or with their affiliates.

On December 21, 2001 Argentina Private Development Company Ltd. (subsidiary of YPF) transferred its interest in Gas Argentino to YPF.

The financial statements include the expenses derived from the following transactions with affiliate parties:

  Direct and indirect gas supply contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

Significant transactions with affiliate parties are as follows:
	December 31,
	2002	2001
	Thousands of $
Gas purchases	47,671	83,820
Technical operator`s fees	1,448	11,335
Contingent Technical operator`s fees	3,866	-
Manpower supply	4,364	2,955

The outstanding balances as of December 31, 2002 and 2001 from transactions with affiliate companies are as follows:
	December 31,
	2002	2001
	Thousands of $
Non Current Assets
a) Other receivables
Gas Argentino	5,701	-
	5,701	-
Current Liabilities
b) Affiliate companies
BG International Limited	3,277	6,799
YPF	3,642	8,881
	6,919	15,680
Non Current Liabilities
c) Affiliate companies
BG International Limited	3,695	-
	3,695	-

NOTE 7 - RESTRICTED ASSETS

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

A substantial portion of the assets transferred by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. Therefore, the Company is obliged to segregate and maintain them together with any future improvements in accordance with certain standards defined in the License.

The Company should not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service, without prior authorization from the Ente Nacional Regulador del Gas ("ENARGAS"). Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to secure credits maturing after a period of one year, used to finance new extensions of and improvements to the licensed service.

Upon expiration of the License, the Company will be obliged to transfer to the Argentine Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company`s property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Decree No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the legal framework for the Company`s business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among production, transmission and distribution of gas and restrictions on transfer of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS` jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to the criteria that the ENARGAS will establish. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company`s tariffs are subject to semi-annual adjustments as a result of changes in the PPI and other factors and periodic adjustments in the Company`s costs of purchasing and transporting gas.

8.1. Distribution License

The License authorizes MetroGAS to provide natural gas distribution service for 35 years. Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company`s performance and make a recommendation to the Argentine Executive Power. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the license.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it had complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of certain specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its license area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide a distribution service, to maintain a continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out the Mandatory Investment program, to keep certain records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariffs tables effective as from July 1, 1998 to July 1, 2001, ENARGAS reported the Company`s compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested the ENARGAS to reconsider the procedure regarding the K factor application, as a result of not applying the "K" factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS` tariffs as of January 1, 2000, without including the tariffs variation pursuant to the PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Argentine Government, the Distribution and Transportation Companies agreed to defer the collection of the amounts related to the PPI adjustment corresponding to the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the PPI during the first semester of 2000, as from July 1, 2000 and through a ten-month period.

On July 17, 2000, the Distribution and Transportation Companies, ENARGAS and the Argentine Government agreed to pass through to the tariffs, as from July 1, 2000 of: a) the PPI adjustment deferred for the first six months of 2000; and b) prospectively increasing the tariff by the PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The accumulated amounts during the deferral period were guaranteed by the National Government, and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Decree No. 669 was issued by the Executive National Government, confirming the terms of this Agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the PPI adjustment. MetroGAS, as well as most distribution and transportation companies appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Executive Power also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Argentine Government, as well as several gas companies has appealed the decision before the Supreme Court. It is not possible to estimate when the Court will rule on this matter. On the other hand, the merits of the question under discussion are still pending.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso/one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing PPI on to tariffs, as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

In view of the above-mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of PPI adjustments were reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The mentioned reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company`s activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, which resolution as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License could be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company`s essential assets or encumbrances thereon without ENARGAS` prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS` prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS` prior authorization.

With regard to restrictions, the License stipulates that the Company may not assume the debts of Gas Argentino or grant loans, encumber assets to secure debt or grant any other benefit to creditors of Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company`s Financial Debt as of December 31, 2002 and 2001, indicating the average interest rates and maturity date for each credit line:
	December 31,
	2002		2001
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Bonds - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 2.625%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	17.00%-33.00%	01/02/2002-01/07/2002
Secured overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.07%-8.74%	12/10/2001- 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended December 31, 2002 and 2001 are as follows:
	December 31,
	2002	2001
	Thousands of $
- Nominal financial cost	122,726	76,297
- Net financial results of other debts	(28)	571
Total interest	122,698	76,868
- Capitalized interest (Note 3.2.c))	(3,952)	(7,433)
Total interest charged to the results of operations	118,746	69,435

9.1. Short and Medium-Term Negotiable Bonds

1998 Global Program:

The Shareholders` Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, MetroGAS placed and issued US$100 million Series A Notes, maturing in 2003, for a price equivalent to 99.677% of the face value, which shall earn interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the BCBA on March 24, 2000 and on Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS placed and issued Euros 110 million Series B Notes (equivalent to approximately US$94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company has entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interest` cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in May 2004, at a price equal to 100% of the face value with a floating rate of LIBO plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company`s financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at a rate of 2% per annum, and ii) through the procurement of certain majorities declare the expired of the deadline of the entire debt demanding anticipate cancellation, which does not occur as of the date of issuance of theses financial statements.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used to make, on August 12, 2002, an extraordinary payment on its accrued interest until April 30, 2002 corresponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. Subsequently, on November 1, 2002, MetroGAS made a new payment on its accrued interest corresponding to the Negotiable Corporate bonds: interest accrued on its Series A Notes from April 30, 2002 until its due date on October 1, 2002; interest accrued on its Series B Notes from April 30, 2002 until its due date on September 27, 2002 and interest accrued and matured on its Series C Notes from April 30, 2002 until September 30, 2002; and interests accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

9.2 Non-current financial debt

Due to the fact that at the date of issuance of these financial statements MetroGAS has not received any requirement from its debtholders to accelerate the maturity of its financial debt, these were disclosed at their original maturity. Accordingly, maturities of principal amounts of non-current financial debt as of December 31, 2002 are as follows:

2004
Thousands of $

Medium-term Negotiable Bonds	438,100
438,100

NOTE 10 - CAPITAL STOCK

As of December 31, 2002, the Company`s capital stock amounted to $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The latest capital increase to $569,171 thousand was approved by the Shareholders` Extraordinary Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the BCBA on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino, the holding company, owns 70% of the total Company`s capital stock, the 20% originally held by the Government was subject to an Initial Public Offering as specified below, and 10% is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (See Note 13).

In accordance with the Transfer Agreement, in 1994 the Argentine Government offered to sell, through an initial public offering, its 20% holding in the Company`s capital stock, represented by 102,506,059 Class B shares, which were transferred to private entities.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, admitted to public offering all the Company`s outstanding shares at such date. The ADSs issued in the United States were registered with the SEC. The Class B shares and the ADSs were approved for listing on the BCBA and the NYSE, respectively.

The Company is required to keep in effect the authorization to offer the Company`s capital stock to the public and the authorization for the shares to be listed on the Argentine Republic`s authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations are granted.

Once this first five years after the Take Over Date have elapsed, any decrease, redemption or distribution of the Company`s shareholders` equity will require prior authorization by ENARGAS.

The Shareholders Meeting held on April 27, 2001, ratified the interim cash dividend of $ 74,683 thousand, equivalent to $ 0.13 per share and 6% of capital stock, which was placed at the disposal of shareholders as from November 29, 2000. In addition, it was proposed the setting up of a Reserve for future dividends amounting to $ 25,407 thousand.

On May 16, 2001 the Company`s Board of Directors resolved to allocate the Reserve for future dividends set up on April 27, 2001 to the distribution of cash dividends amounting to $ 24,893 thousand ($ 0.04 per share, equivalent to 2% of the capital stock) placed at the disposal of shareholders as from May 30, 2001.

Based on the financial statements as of September 30, 2001 which recorded a net income of $ 100,479 thousand, MetroGAS` Board of Directors approved on November 15, 2001, an interim dividend of $ 74,683 thousand equivalent to 74% of the "Unappropiated Retained Earnings" as of that day, maintaining the Company`s dividend`s policy since the beginning of operations and equivalent to $ 0.13 per share and 6% of capital stock; which was placed at the disposal of shareholders as from November 23, 2001. The dividend was paid out of the "Reserve for future dividends" totaling $ 514 thousand and $ 74,169 thousand out of MetroGAS` "Unappropriated Retained Earnings".

The Shareholders Meeting held on April 30, 2002, ratified the above-mentioned interim dividend and approved MetroGAS` Board of Directors proposal regarding the consideration of the interim dividend distributed as a dividend paid in advance of net income for the year 2001, and ratified the transference of the balance not absorbed by unappropiated retained earnings as a credit in favour of the Company, to be balanced with future earnings.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law and the Company`s by-laws, 5% of the Company`s net income for the year must be transferred to the Company`s Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company`s by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company`s net income, to be paid annually to all the Company`s employees (see Note 13). The amount corresponding to this caption, calculated on the basis of income for the year, has not been deducted as an expense in the Income Statements for the year ended December 31, 2002 due to the net loss generated during this year. Meanwhile, as of December 31, 2001 had been deducted as an expense due to the net income recorded at that period.

Additionally, according to the offering of the Series C of Negotiable Bonds (see Note 9), the Company will not be able to declare or pay dividends while existing an event of default.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, can sell part of its participation in the Company under the condition that it must maintain 51% of MetroGAS` equity.

Transfer that could decrease Gas Argentino`s interest in MetroGAS in less than 51%, are subject to a prior approval from the ENARGAS. The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of capital stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investing company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new investor company`s shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Argentine Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696, the instrumentation of which was approved on February 16, 1994 by means of Decree No. 265/94 of the National Executive Power. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company`s by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550, in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts have been expensed on the Income Statement of each period (See Note 11).

Participants in the PPP purchased their shares from the Argentine Government for $1.10 per share, by either paying cash for them or by applying dividends on such shares and 50% of their profit sharing voucher to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely disposable Class B shares. This decision is to be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to satisfy gas demand, MetroGAS entered into long-term contracts to assure reasonable amounts of gas supply and gas transportation services. In order to efficiently provide the license service, MetroGAS entered into long-term contracts for the administration of the business through the Technical Assistance Agreement.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. As of the date of submission of these financial statements it is not yet possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs as follows:

Volumes - Daily averages for the years
	2002	2003	2004	2005	2006

MMCM/d (1)	12.0	11.5	7.1	5.3	2.1
MMCF/d (2)	425.1	405.5	250.0	187.0	73.8

According to the long-term contract provisions, the minimun natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are as follows:

Volumes - Daily averages for the years
	2002	2003	2004	2005	2006

MMCM/d (1)	9.0	8.5	4.8	3.7	1.3
MMCF/d (2)	318.5	300.9	168.2	130.5	47.5
Amount committed/year (3)	160.0	139.7	80.5	66.8	23.7

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1= US$ 1 conversion rate. Gas purchased from May to September has been valued according to the provisory values used by the ENARGAS to determine winter-period tariffs. Since January 2003 and up to the end of these agreements terms, prices have been considered at a $ 1= US$ 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company`s service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (avoiding MetroGAS network). Management does not consider it likely that the Company will incur in a material take-or-pay liability for volumes of gas not taken as of December 31, 2002.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A., Transportadora de Gas del Norte S.A. and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of December 31, 2002.

The Company is obligated to pay approximately $369,340 thousand for the entire period between 2002 and 2003; $452,470 thousand for the entire period between 2004 and 2006 and $1,059,620 thousand for the entire period between 2007 and 2016, for firm transportation capacity under such contracts.

14.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has agreements in place with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund a portion of any excess of fuel oil price over gas prices on undelivered volumes.

14.4. Technical assistance agreement

Under this agreement, BG International Limited (member of British Gas holding) provides technical assistance to the Company for the payment of an annual technical assistance fee equal to the greater of US$3,000 thousand or 7% of the amount obtained after substracting US$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years as from Takeover Date. Provided that the contract is renewable with the consent of both parties, they agreed its renewal for an additional eight-year term in force as from December 28, 2000. The terms and conditions of the original agreement were maintained.

Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts agreed in foreign currency or with an adjustment clause in such currencies, existing at the moment this law was in forced, to the exchange rate $1 = US$1, CER being applied to all of them. Consequently, modifications to the original contract in force as from March 1, 2002 have been done.

The modifications above-mentioned, anticipates a temporary clause, during the validity of which, the Company shall pay yearly a fee equal to the greater of $360 thousand, adjusted by CER (Fixed Management Fee) or the 7% of Company Net Profits (Fee on Profits). The agreement establishes that from the fiscal year in which Profit Fee may be higher than $3.000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to Fixed Management Fee of $3.000 thousand yearly less payment done in accordance with the temporary clause, adjusted by CER from March 1, 2002. The accrued expenses resulted of this contract are disclosed in the Technical operator`s fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

In view of the term for recovery established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator laid down in Note No.108 dated January 12, 1998 that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of December 31, 2002 and 2001 the financial statements of the Company included a current receivable of $ 3,312 thousand and $ 5,951 thousand and a non-current receivable of $ 5,242 thousand and $ 16,695 thousand, respectively. Interest accrued at December 31, 2002 and 2001 amounts to $ 1,108 thousand and $ 2,222 thousand and has been recognized as financial and holding results from assets in the income statements for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution N. 1,787 rejecting MetroGAS` claim. On August 23, 2000 the Company filed an administrative recourse and on November 15, 2000 ENARGAS rejected it. Then MetroGAS filled an administrative recourse based on the Proceedings Law, article 100. At the date of approval of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

Nevertheless, on October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount to $ 48.1 million (including fine and interests).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fine and interests) in respect of transportation contracts entered into after the privatization of GdE.

Besides, on January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Nequén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction as a consequence of which Rio Negro has suspend all the collection proceedings until the final ruling is issued.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government`s responsibility for stamp taxes accruing prior to December 28, 1992, date of the privatization of Gas del Estado.

Besides, ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes.

The Company believes the application of this tax is illegitimate because, according to the instrumental nature of the stamp tax, it applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

Based on the above-mentioned MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance, considering that these are not taxable.

15.3. Others

At the date of approval of these financial statements, there are discrepancies between the Company and the regulatory authorities as to the interpretation of various matters. After an in depth study of such discrepancies, the Company considers that the final resolution of these situations will not have any material impact that has not been taken into consideration in the financial statements as of December 31, 2002.

NOTE 16 - NEW ACCOUNTING STANDARDS

On December 21, 2001, the CPCECABA approved new professional accounting standards (Technical Pronouncements N.16 to 19 of FACPCE, with certain amendments) introducing some changes to those currently in effect as regards the criteria for valuation of assets and liabilities, the treatment of special matters not previously contemplated and new disclosure requirements for the preparation of financial statements. Those changes will be obligatory applicable for fiscal years commenced as from July 1, 2002. On January 2003, the CNV issued General Resolution N.434/03 adopting the new accounting standards.

The new professional accounting standards establish: i) explicit prohibitions on capitalization of certain deferred charges and transitional rules establishing the accounting treatment of intangible assets which do not qualify as such under those regulations recorded at the beginning of their application, ii) changes in the frequency and methodology for comparison of assets to their recoverable values, and iii) use of discounted values for measurement of certain receivables and liabilities. The effect of the application of the new accounting standards could affect the results of prior years.

William Harvey Adamson
President

EXHIBIT A

METROGAS S.A.

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of $										
Land	16,815	-	557	-	17,372	-	-	-	-	-	17,372
Buildings and civil constructions	73,932	-	799	-	74,731	11,448	-	2%	1,792	13,240	61,491
High pressure mains	260,853	-	1,184	(52)	261,985	94,740	(20)	2.22% to 10%	10,402	105,122	156,863
Medium and low pressure mains	1,399,981	-	47,979	(2,110)	1,445,850	244,982	(216)	1.19% to 10%	34,257	279,023	1,166,827
Pressure regulating stations	52,369	-	4,289	-	56,658	18,379	-	4% to 12.5%	3,238	21,617	35,041
Consumption measurement installations	349,702	-	7,164	(391)	356,475	58,999	(52)	2.85% to 5%	8,847	67,794	288,681
Other technical installations	46,378	-	146	-	46,524	18,133	-	6.67%	2,883	21,016	25,508
Machinery, equipment and tools	24,312	-	343	-	24,655	16,793	-	6.67% to 20%	2,142	18,935	5,720
Computer and telecommunications equipment	114,311	-	27,933	(20)	142,224	95,952	(17)	5% to 50%	12,080	108,015	34,209
Vehicles	11,743	-	79	(1,869)	9,953	9,178	(1,830)	10% to 20%	716	8,064	1,889
Furniture and fixtures	5,392	-	17	-	5,409	4,554	-	10% to 20%	422	4,976	433
Materials	40,178	3,192	(3,066)	(34,393)	5,911	-	-	-	-	-	5,911
Line Pack	212	-	-	-	212	-	-	-	-	-	212
Work in progress	117,893	20,729	(88,106)	(11,002)	39,514	-	-	-	-	-	39,514
Advances to fixed assets suppliers	1,648	90	(1,151)	-	587	-	-	-	-	-	587
Subtotal	2,515,719	24,011	(1,833)	(49,837)	2,488,060	573,158	(2,135)	-	76,779	647,802	1,840,258
Distribution network extensions constructed by third parties	47,964	-	2,064	-	50,028	4,570	-	1.82% to 2.38%	948	5,518	44,510
Offsetting item for distribution network extensions	(606)	-	(231)	-	(837)	(6)	-	2% to 2.38%	(15)	(21)	(816)
Allowance for obsolescence of materials (Exhibit E)	(291)	(180)	-	-	(471)	-	-	-	-	-	(471)
Total as of December 31, 2002	2,562,786	23,831	-	(49,837)	2,536,780	577,722	(2,135)	-	77,712	653,299	1,883,481
Total as of December 31, 2001	2,432,084	136,666	-	(5,964)	2,562,786	503,490	(1,367)	-	75,599	577,722	1,985,064

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

William Harvey Adamson

President

EXHIBITE

METROGAS S.A.

ALLOWANCES

MAIN ACCOUNT	December 31, 2002					December 31, 2001
	AT BEGINNING OF YEAR	INCREASE	RESULTS OF EXPOSURE TO INFLATION	DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of $					
Deducted from assets						
For doubtful accounts	71,402	33,510	(44,155)	(860)	59,897	71,402
For obsolescence of materials						
Inventories	982	38	(563)	-	457	982
Fixed assets	291	180	-	-	471	291
Valuation allowance on deferred income tax assets	-	(a) 155,208	-	-	155,208	-
Total	72,675	188,936	(44,718)	(860)	216,033	72,675
Included in the liabilities						
Contingencies reserve	1,636	-	(888)	(37)	711	1,636
Total	1,636	-	(888)	(37)	711	1,636

Note:
(a) The increases of the valuation allowance on deferred income tax assets have been included in the line of Income tax in the Income Statements.

William Harvey Adamson
President

EXHIBIT F

METROGAS S.A.

OPERATING COST

MAIN ACCOUNT	December 31, 2002	December 31, 2001
Stock at the beggining of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Gas for distribution	198,507	419,474
Gas for processing	6,811	-
	205,318	419,474
Transportation for customers	251,346	487,268
Transportation for gas processing	2,964	6,394
	254,310	493,662
Operating Costs (Exhibit H)		
Gas sales	111,065	121,388
Processed Natural Gas	432	225
	111,497	121,613
Less		
Stock at the end of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	571,125	1,034,749
Natural Gas	560,918	1,028,130
Processed Natural Gas	10,207	6,619

William Harvey Adamson
President

METROGAS S.A.

EXHIBIT G

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	December 31, 2002				December 31, 2001		
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE
	Thousands of		$	Thousands of $	Thousands of		Thousands of $
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	US$	3	3.2700	11	US$	2	4
	LBE	1	5.2588	3			-
Banks	US$	13,481	3.2700	44,083	US$	138	302
Other receivables							
Other advances	US$	826	3.2700	2,700	US$	172	376
Other receivables	US$	6	3.2700	21			
Total Current Assets				46,818			682
TOTAL ASSETS				46,818			682
LIABILITIES							
CURRENT LIABILITIES							
Accounts Payable							
Gas purchases	US$	11,109	(b)	11,109	US$	4,188	9,159
Other purchases and services	US$	415	3.3700	1,397			-
Affiliate companies	US$	175	3.3700	589			-
	LBE	37	5.4264	203			-
Affiliate companies - gas purchases	US$	3,642	(b)	3,642	US$	4,398	9,618
Financial debts							
Secured overdrafts with foreign financial institutions	US$	50,000	3.3700	168,500	US$	50,000	109,345
Overdrafts with the Argentine financial institutions				-	US$	44,015	96,256
Negotiable bonds (face value)	US$	100,000	3.3700	337,000			-
	Euros	110,000 (a)	3.5334	388,674	Euros	110,000 (a)	214,410
Swap effect				-	US$	(3,608) (a)	(7,890)
Interests and prepaid expenses				-	US$	(172)	(376)
Interests payable - Secured overdrafts with foreign financial institutions	US$	5,175	3.3700	17,440	US$	4,099	8,962
	Euros	2,096	3.5334	7,406	Euros	2,141	4,173
Swap effect				-	US$	345	754
Interest payable - Overdrafts with the Argentine financial institutions				-	US$	236	516
Total Current Liabilities				935,960			444,927
NON-CURRENT LIABILITIES							
Financial debts							
Negotiable bonds (face value)	US$	130,000	3.3700	438,100	US$	230,000	502,987
Total Non-Current Liabilities				438,100			502,987
TOTAL LIABILITIES				1,374,060			947,914

US$: United States Dollars

(a) See Note 9

(b) See Note 2

William Harvey Adamson
President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the Comisión Nacional de Valores ("CNV") and should be read together with the attached financial statements as of December 31, 2002 and 2001, which have been prepared in accordance with Argentine GAAP.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002 financial statements should be expressed in constant Argentine pesos and restated for inflation since January 1, 2002. For this purpose, FACPCE Resolution No. 6 has been adopted, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period as from that date to December 31, 2001, will be considered restated as at this last date.

Prior balances as of December 31, 2002, disclosed in this summary of activities for comparative purposes have been restated for inflation as of that date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for the year amounted to 119% in accordance to the mentioned index.

The Argentine Economic Scenario and its impact on the Company

As from the sanction of the Emergency Law and subsequent decrees, MetroGAS activity has been significantly affected. According to Note 2 to the financial statements, the Company`s management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the results of the Company`s operations. The above-mentioned Note 2 to the financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees and the uncertainties caused on the Company`s future results.

General

The Company sales and costs have decreased during the year ended December 31, 2002 with respect to the year 2001 due principally to the restatement for inflation using the IPIM applied to 2001 figures, that exceed significantly the increase in tariffs, cost of gas, transportation and other costs.

MetroGAS sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS sales and earnings, are significantly higher during the winter months (from May to September), owing to the larger gas sales volumes and the tariff mix that affects revenues and gross profit.

On June 30, 1997 ENARGAS issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective as from July 1, 1998 to July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of December 31, 2002 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

Additionally, as a result of (i) the Argentine financial crisis which limited the ability of the Federal Government to honor its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001, and (ii) the subsequent passing of the Emergency Law, passing PPI on to tariffs (see Note 8.3.), as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

In view of the above-mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of PPI adjustments were reversed in the financial statements as of December 31, 2001 as an "Extraordinary Loss" item.

The above mentioned reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company`s activities or as an abandonment of any of the actions filed by the Company so far.

Additionally, since January 1, 2002 MetroGAS has discontinued the accrual of PPI based on the description above-mentioned.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, that as of the date of issuance of these financial statements is pending resolution.

Subsequently, ENARGAS approved temporarily and for the period May 1 - June 30, 2002, the tariffs expressed in pesos. The prices approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, and finally ratified them as from August 1, 2002.

Analysis of Operations for the years ended December 31, 2002 and 2001

The year ended December 31, 2002 was characterized by high rainfall level at the majority of basins, that, added to the deep recession determining a strongly reduced electric power demand, affected gas consumption at power plants, thus significantly reducing the sales to these customers during 2002 compared to 2001.

The Company`s net sales during the year ended December 31, 2002 decreased by 50.0% and operating costs decreased by 44.8% compared to the previous year, resulting in a $255,367 thousand reduction in the gross income, decreasing to $148,167 thousand in 2002 compared to $403,534 thousand in the previous year. An operating loss of $3,743 thousand was recorded in the year ended December 31, 2002 compared to an operating income of $226,887 thousand recorded in the previous year.

The Company`s net loss corresponding to the year ended December 31, 2002 amounted to $ 489,433 thousand compared to a net income of $ 60,678 thousand in the previous year.

Operating results and financial condition

Net sales

The accrued revenues during the year ended December 31, 2001, which are included for comparative purposes, include the deferral of the billing of the PPI adjustment to tariffs amounting to $93,564 thousand (see Note 8.3 to the financial statements). On January 1, 2002 the PPI accrual was discontinued. Additionally, for comparative purposes balances as of December 31, 2001 have been restated for inflation as of December 31, 2002 using the IPIM that exceeded significantly the increase in tariffs. These two events have been the principal cause of the net sales decrease during 2002 compared to 2001 on the different customers category.

Total net sales decreased by 50.0% during the year ended December 31, 2002, amounting to $ 719,292 thousand compared to $ 1,438,283 thousand in 2001. This reduction was mainly due to the decrease in net sales to residential customers, net sales to industrial, commercial and governmental customers and net sales to power plants, amounting to $ 446,644 thousand, $ 139,832 thousand and $ 78,329 thousand, respectively. Moreover, net sales of compressed natural gas ("CNG") and liquid gas processing sales also decreased, amounting to $ 52,557 thousand and $ 1,629 thousand, respectively.

Sales volume to residential customers during the year ended December 31, 2002 decreased by 2.5% compared to the previous year, despite lower temperatures were registered, due to the lower consumption per capita during 2002. Net sales to residential customers decreased by 50.6% from $ 883,207 thousand during the year ended December 31, 2001 to $ 436,563 thousand in 2002. This reduction was mainly due the PPI accrual included in net sales as of December 31, 2001 and the restatement for inflation of 2001 figures that exceeded significantly the increase in tariffs.

Net sales of gas and transportation and distribution services to power plants decreased by 58.5% compared to the previous year. Volumes delivered to these customers decreased by 21.8% during 2002 compared to the previous year. This decrease in volumes was mainly due to the increase in hydraulic power generation in most basins, as well as the profound economic recession that determined a decrease in the electric demand during 2002 compared to the previous year. It is worth mentioning that the higher decrease in net sales to this customer category is due to the higher increase in the IPIM used for the restatement for inflation of net sales corresponding to 2001 with respect to the increase in tariffs mentioned above.

Due to the lower level of economic activity in Argentina since the beginning of 1999, and worsen by the recent economic crisis, volumes delivered to industrial, commercial and governmental customers decreased by 2.4% during the year ended December 31, 2002 compared to the previous year. Nevertheless, net gas sales and transportation and distribution services to these users category decreased by 49.5% during 2002 compared to the previous year. This decrease is mainly due to the PPI accrual included in net sales as of December 31, 2001 and the restatement for inflation of these figures using the IPIM that exceeded significantly the increase in tariffs and in a lower extent to the change in mix of sales, decreasing the volumes of sales of gas and increasing the volumes delivered under transportation and distribution services which are sold at a lower tariff.

Net sales of CNG decreased by 44.6% during 2002 compared to the previous year, mainly due to the PPI accrual included in net sales as of December 31, 2001 and the restatement for inflation as above-mentioned. Volumes of CNG delivered during 2002 increased by 3.7% compared to the previous year, due to an increase in the number of CNG-converted vehicles as a result of the repeatedly increases in the prices of competing fuels.

Volumes available for processing during 2002 increase by 81.8% and net sales decrease by 7.9% due to the restatement for inflation of net sales corresponding to the year 2001 as above-mentioned.

The following table shows the Company`s net sales by customer category for the years ended December 31, 2002 and 2001, in thousands of pesos:
	For the year ended December 31, 2002	% of Net Sales	For the year ended December 31, 2001	% of Net Sales
Gas sales:
Residential	436,563	60.7	883,207	61.5
Power Plants	-	-	40,829	2.8
Industrial, Commercial and Governmental	120,031	16.7	243,535	16.9
Compressed Natural Gas	65,400	9.1	117,957	8.2
Subtotal	621,994	86.5	1,285,528	89.4
Transportation and Distribution Services
- Power plants	55,463	7.7	92,963	6.5
- Industrial, Commercial and Governmental	22,715	3.1	39,043	2.7
Subtotal	78,178	10.8	132,006	9.2
Processed Natural Gas	19,120	2.7	20,749	1.4
Net sales	719,292	100.0	1,438,283	100.0

The following table shows the Company`s natural gas sales and transportation and distribution services volume by customer category for the years ended December 31, 2002 and 2001, in millions of cubic meters:
	For the year ended December 31, 2002	% of Volume of Gas Delivered	For the year ended December 31, 2001	% of Volume of Gas Delivered
Gas sales:
Residential	1,730.6	30.1	1,774.8	28.1
Power Plants	-	-	274.4	4.3
Industrial, Commercial and Governmental	749.3	13.0	826.2	13.1
Compressed Natural Gas	527.0	9.1	508.4	8.1
Subtotal	3,006.9	52.2	3.383.8	53.6
Transportation and Distribution Services
- Power plants	2,095.4	36.4	2,406.3	38.1
- Industrial, Commercial and Governmental	463.5	8.1	417.0	6.6
Subtotal	2,558.9	44.5	2,823.3	44.7
Processed Natural Gas	190.0	3.3	104.5	1.7
Total volume of gas delivered	5,755.8	100.0	6,311.6	100.0

Operating Costs

Operating costs totaled $571,125 thousand during the year ended December 31, 2002, representing a 44.8% decrease compared to $1,034,749 thousand registered in the previous year. This decrease was mainly due to a reduction in gas purchases and transportation costs. It is worth mentioning that operating costs for the year 2001 have been restated for inflation for comparative purposes as of December 31, 2002 using the IPIM that exceeded significantly the real increase of these costs for the year 2002. Additionally transportation tariffs were pesified by the Emergency Law and no increases have been experienced during the year 2002 being subject to renegotiation between the transportation companies and the National Government while costs of gas purchased have remained stable due to the fact that they are under renegotiation. MetroGAS cannot estimate the final outcome of this process and its possible impact on the Company cost structure.

During the year ended December 31, 2002, 3,586.2 million of cubic meters were acquired representing a decrease of 5.7% with respect to the gas volumes purchased in the year 2001. This decrease in volumes purchased is mainly due to the decrease in volumes delivered to power plants and industrial, commercial and governmental customers. Gas costs decreased by 51.1% mainly due to the restatement for inflation of 2001 figures using the IPIM that exceeded significantly the increase in gas tariffs and due to the fact that these contracts are under the renegotiation process as above-mentioned.

Gas transportation costs decreased 48.5% from $493,662 thousand during the year ended December 31, 2001 to $254,310 thousand during the year 2002. In addition to the restatement for inflation on costs as mentioned above, this decrease was due to the deferral of the billing of the PPI adjustments to tariffs (see Note 8.3. to the financial statements) included in the accrued transportation costs during the year ended December 31, 2001, that amounted to $ 46,583 thousand and to the freezing and pesification of the transportation tariffs as of the Emergency Law.

During the year ended December 31, 2002 and 2001, the Company capitalized $ 5,077 thousand and $ 12,796 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets. The decrease was mainly due the reduction in the investment plan performed by the Company during the year 2002 in order to preserve its financial situation.

The following chart shows the Company`s operating costs by type of expense for the years ended December 31, 2002 and 2001, in thousands of pesos:
	For the year ended December 31, 2002	% of Total Operating Expenses	For the year ended December 31, 2001	% of Total Operating Expenses

Gas purchases	205,318	35.9	419,474	40.5
Gas transportation	254,310	44.5	493,662	47.7
Depreciation of Fixed Assets	63,994	11.2	59,836	5.8
Payroll and social contributions	20,472	3.6	35,841	3.5
Operations and maintenance	7,349	1.3	12,391	1.2
Technical operator`s fee	5,314	0.9	11,335	1.1
Sundry Materials	2,152	0.4	3,652	0.3
Fees for sundry services	1,977	0.4	2,701	0.3
Other operating costs	15,316	2.7	8,653	0.8
Capitalization of Operating Costs in Fixed Assets	(5,077)	(0.9)	(12,796)	(1.2)
Total	571,125	100.0	1,034,749	100.0

Administrative Expenses

Administrative expenses decreased by 20.6% from $ 108,188 thousand during the year ended December 31, 2001 to $ 85,855 thousand recorded in the year 2002. This decrease is due to the restatement for inflation of administrative expenses for the year 2001 using the IPIM that exceeded significantly the real increase of these expenses for the year 2002, partially offset by the increase in certain provisions.

Selling Expenses

Selling expenses decreased by 3.5% from $ 68,459 thousand during the year ended December 31, 2001 to $ 66,055 thousand in the year 2002. This decrease was mainly due to the restatement for inflation of selling expenses for the year 2001 using the IPIM that exceeded the real increase in these costs during the year 2002, partially offset by the increase in allowance for doubtful accounts based on the Company`s estimates of collections.

Financing and Holding Results

Net financing and holding results totaled a loss of $ 683,064 thousand during the year ended December 31, 2002 compared to $ 56,280 thousand in the previous year.

This increase was mainly derived from an increase in loss from financial and holding results generated by liabilities amounting to $ 389,351 thousand compared to the year 2001, principally resulting from exchange losses generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the peso devaluation, partially offset by the results for exposure to inflation and holding results generated by liabilities. Additionally, financial and holding results generated by assets recorded a loss of $ 220,804 thousand for the year 2002 compared to an income of $ 16,629 thousand for the last year, principally due to the results for exposure to inflation and holding results generated by assets.

Other Income and Expenses

Other income and expenses, recorded an income of $ 1,317 thousand during the year ended December 31, 2002 compared to a loss of $ 1,505 thousand recorded in the previous year mainly due to lower fines paid and the higher results from the sale of fixed assets.

Income Tax on ordinary income

Until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002 fiscal year, income tax is recorded under the deferred income tax methodology (see Note 3.2.f) to financial statements).

During the year ended December 31, 2002, the Company accrued an income of $ 196,057 thousand for income tax compared to a loss of $ 61,071 thousand related to the ordinary income for the previous year. This variation is due to the income tax loss carryforwards for the period, and the deferred income tax assets generated by the exchange losses, deductible for income tax purposes according to the Emergency Law (see Note 2 to the financial statements) partially offset by a valuation allowance against these deferred assets.

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 40,262 thousand during the year ended December 31, 2002 and to $ 63,911 thousand during the previous year. This decrease is due to the restatement for inflation of net cash provided by operating activities for the year 2001, using the IPIM, partially offset by the suspension of interest payments related to the financial debt, the decrease in taxable payable and the decrease in account receivables during 2002.

Net cash used in investing activities

Net cash used in investing activities totaled $ 20,059 thousand during the year ended December 31, 2002 compared to $ 137,549 thousand used during the previous year, representing a decrease in the investment level in fixed assets due to the plan implemented by the Company to offset the devaluation negative impact of the devaluation on its economic and financial position (see Note 2 to financial statements).

Net cash provided by financing activities

During the year ended December 31, 2002 the Company made an early termination of the euro-currency swap (see Note 9), the funds obtained amounted to $51,315 thousand. As a consequence of the impacts of the Emergency Law and its decrees in the Argentine financial system and in the Company financial situation, financing activities did not generate other movement in funds during the year ended December 31, 2002 compared to $ 75,172 thousand during the previous year.

Liquidity and capital resources

Financing

As of December 31, 2002, the total indebtedness of the Company was $ 1,420,254 thousand.

The Shareholders` Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, the Company has placed and issued, under the new Negotiable Corporate Bonds Global Program, its Series A Notes with a face amount of US$ 100 million, at a price equivalent to 99.677% of the face value, with an interest rate of 9.875% per annum, payable semiannually and maturity on April 2003. The Series A Notes have been authorized for listing on the Buenos Aires Stock Exchange on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS has placed and issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in 2004, at a price equal to 100% of the face value with a floating rate of LIBO plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company`s financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at a rate of 2% per annum, and ii) through the procurement of certain majorities declare the expired of the deadline of the entire debt demanding anticipate cancellation, which does not occur as of the date of issuance of theses financial statements.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used, on August 12, 2002, to make an extraordinary payment on its accrued interest until April 30, 2002 corresponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. Subsequently, on November 1, 2002, MetroGAS made a new payment on its accrued interest corresponding to the Negotiable Corporate bonds: interest accrued on its Series A Notes from April 30, 2002 until its due date on October 1, 2002; interest accrued on its Series B Notes from April 30, 2002 until its due date on September 27, 2002 and interest accrued and matured on its Series C Notes from April 30, 2002 until September 30, 2002; and interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

Capitalization

The Company`s total capitalization at December 31, 2002 amounted to $2,204,861 thousand, consisting of $ 982,154 thousand short-term debt, $ 438,100 thousand long-term debt and shareholders` equity of $ 784,607 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company`s activities, the table below sets forth comparative balance sheet information from the Company`s financial statements as of December 31, 2002, 2001, 2000, 1999 and 1998, in constant Argentine pesos as of December 31, 2002.
	12.31.02	12.31.01	12.31.00	12.31.99	12.31.98
	Balance Sheet
	Thousands of $
Current Assets	219,463	362,512	310,962	337,174	295,098
Non-current Assets Assets	2,096,934	2,015,842	1,981,841	1,960,630	1,960,591
Total Assets	2,316,397	2,378,354	2,292,803	2,297,804	2,255,689
Current Liabilities	1,089,995	603,415	550,561	805,632	394,322
Non-current Liabilities	441,795	518,709	447,114	208,592	601,387
Total Liabilities	1,531,790	1,122,124	997,675	1,014,224	995,709
Shareholders` Equity	784,607	1,256,230	1,295,128	1,283,580	1,259,980

Total	2,316,397	2,378,354	2,292,803	2,297,804	2,255,689

Comparative Results

The table below contains a summary of the income statements for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, in constant Argentine pesos as of December 31, 2002.

12.31.02		12.31.01	12.31.00	12.31.99	12.31.98
Thousands of $

Gross Profit	148,167	403,534	424,705	381,809	302,015
Administration and Commercialization expenses	(151,910)	(176,647)	(198,253)	(180,058)	(163,200)
Operating (Loss) Income	(3,743)	226,887	226,452	201,751	138,815
Financial results	(683,064)	(56,280)	(53,677)	(56,776)	(58,005)
Other Income (Expenses)	1,317	(1,505)	1,028	(131)	440
(Loss) Income before tax	(685,490)	169,102	173,803	144,844	81,250
Income tax	196,057	(61,071)	(62,675)	(52,661)	(31,344)
Ordinary (loss) income	(489,433)	108,031	111,128	92,183	49,906
Extraordinary loss	-	(47,353)	-	-	-
Net (loss) income	(489,433)	60,678	111,128	92,183	49,906

Comparative Statistical Data

The table below shows a summary of operating data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

	12.31.02	12.31.01	12.31.00	12.31.99	12.31.98
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	3,586,212	3,803,240	5,240,731	5,928,176	4,799,369
Gas contracted by third parties	2,854,905	3,193,506	2,664,282	1,230,146	1,104,809
	6,441,117	6,996,746	7,905,013	7,158,322	5,904,178
Volume of gas withheld:
- Transportation	(447,558)	(490,597)	(506,587)	(417,990)	(358,869)
- Loss in distribution	(224,777)	(187,977)	(232,366)	(208,440)	(183,779)
- Transportation and processing gas production	(13,000)	(6,539)	(17,035)	(20,840)	(28,415)
Volume of gas delivered	5,755,782	6,311,633	7,149,025	6,511,052	5,333,115

Comparative ratios

The table below contains certain financial ratios as of December 31, 2002, 2001, 2000, 1999 and 1998.

	12.31.02	12.31.01	12.31.00	12.31.99	12.31.98

Liquidity	0.20	0.60	0.56	0.42	0.75

Indebtedness	1.95	0.89	0.77	0.79	0.79

Earnings before income tax	(0.55)	0.14	0.15	0.12	0.13

Other information

The table below contains information regarding the price per share of the Company`s Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	U$S
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
December	1997	0.77	7.75
March	1998	0.93	9.25
June	1998	0.90	8.81
September	1998	0.80	7.88
December	1998	0.85	8.13

		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	U$S
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
January	2002	1.05	4.70
February	2002	0.96	4.14
March	2002	0.75	3.30
April	2002	0.64	2.30
May	2002	0.66	1.86
June	2002	0.57	1.30
July	2002	0.35	1.00
August	2002	0.39	1.20
September	2002	0.35	0.97
October	2002	0.43	1.20
November	2002	0.60	1.45
December	2002	0.55	1.43

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS` Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License, MetroGAS will define its future strategy.

Buenos Aires, February 27, 2003

William Harvey Adamson
President